DANIEL H. LUCIANO

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ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

TELEPHONE 908-832-5546

FACSIMILE 908-832-9601

EFAX 847-556-1456

EMAIL dhluciano@embarqmail.com

MEMBER TEXAS AND NEW JERSEY BARS

May 22, 2014

Ms. Julie Marlowe

Staff Accountant

Securities and Exchange Commission

Washington, DC 20549

RE: US Precious Metals, Inc. (“Company”)

Dear Ms. Marlowe:

The undersigned firm represents US Precious Metals, Inc., and this letter is in response to the Comment

Letter from your office dated May 21, 2014 regarding the resignation of the Company’s auditor. The

Comment Letter requests that the Company file a Form 8-K/A indicating “… whether the decision to change auditors was recommended or approved by an audit or similar committee of the board of directors or the board of directors…”

Please be advised that the Company’s position is that the resignation of Jeffrey & Company as the Company’s auditor was a unilateral act undertaken by the former auditor (obviously a direct result of having its registration revoked by the PCAOB). The Company exercised no control over the resignation decision and our Board of Directors did not, nor could it, approve or disapprove the resignation decision. The Company intends to appoint a new auditor in the near future, and the Company’s Board of Directors will approve such appointment. The Company will file a Form 8-K/A upon such appointment, and such filing will clearly state that our Board of Directors approved the appointment and change of auditor.

Consequently, we respectfully submit that the request to file the Form 8-K/A as stated above is unwarranted given the circumstances of the resignation.

If you have any further questions regarding this matter, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano

Dhl/ll